COMMENTS RECEIVED ON 03/16/2020

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Emerging Markets Value Index Fund, Fidelity SAI International Momentum Index Fund, Fidelity SAI International Quality Index Fund

POST-EFFECTIVE AMENDMENT NO. 493

1)

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file new legality opinions as exhibits to the registration statement.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity SAI Emerging Markets Value Index Fund:

“(b)  Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__%] (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement.

4)

All funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity SAI Emerging Markets Value Index Fund:

“(b)  Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__%] (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff requests we explain what happens if the expense cap is lowered during the current fiscal year and how that will affect the ability to recoup.

R:

If the expense cap is set to a lower level during the current fiscal year and expenses for the fund fall below the new, lower expense cap during the current fiscal year, FMR reserves the right to recoup through the end of the remaining portion of the current fiscal year any expenses that were reimbursed  during the current fiscal year up to, but not in excess of, the new, lower expense cap.

5)

Fidelity SAI Emerging Markets Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Since the name of the fund is Fidelity SAI Emerging Markets Value Index Fund, the Staff requests we describe how the index will select value securities.

R:

In the “Other Investment Strategies” section of the prospectus, the fund describes the design of the Fidelity Emerging Markets Value Focus Index, including the value factors that are used to construct the index. The fund believes that this is the appropriate place to discuss how the index will select value securities.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide each index methodology white paper as soon as possible.

R:

Each index methodology will be transmitted separately via email.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide a brief description of the index strategy in the summary section.

R:

Following feedback from the Staff on other Fidelity fund registration statements, each fund includes a brief description of the index it seeks to track in the “Principal Investment Strategies” section of the prospectus, with a more detailed discussion of the index in the “Other Investment Strategies” section of the prospectus.

8)

Fidelity SAI Emerging Markets Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign and Emerging Market Risk.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests we add a separate risk for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of this risk to “Foreign and Emerging

Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

9)

Fidelity SAI Emerging Markets Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Passive Management Risk.  The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund's performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff questions whether the index currently concentrates in any industries and, if so, requests we add a separate concentration risk and disclose the industry in which the index is concentrated.

R:

The fund confirms that its benchmark index does not currently concentrate in the securities of issuers in a particular industry or group of industries.

10)

Fidelity SAI International Momentum Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Fidelity International Momentum Focus Index℠ and in depository receipts representing securities included in the index. The Fidelity International Momentum Focus Index℠ is designed to reflect the performance of large and mid-cap developed international stocks that have attractive momentum characteristics.”

C:

The Staff requests we briefly explain in this section what is meant by “attractive momentum characteristics” and the objective criteria used to determine momentum.

R:

Following feedback from the Staff on other Fidelity fund registration statements, the fund describes the four measures of momentum used to construct the Fidelity International Momentum Focus Index in the “Other Investment Strategies” section of the prospectus.

11)

Fidelity SAI International Momentum Index Fund and Fidelity SAI International Quality Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, the funds believe the current strategy and risk disclosure is appropriate.

12)

Fidelity SAI International Quality Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Fidelity International Quality Focus Index℠ and in depository receipts representing securities included in the index. The Fidelity International Quality Focus Index℠ is designed to reflect the performance of large and mid-cap developed international stocks that have attractive quality characteristics.”

C:

The Staff requests we briefly explain in this section what is meant by “attractive quality characteristics” and the objective criteria used to determine quality.

R:

Following feedback from the Staff on other Fidelity fund registration statements, the fund describes the 10 measures of quality used to construct the Fidelity International Momentum Focus Index in the “Other Investment Strategies” section of the prospectus.

13)

Fidelity SAI Emerging Markets Value Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Geode normally invests at least 80% of the fund’s assets in securities included in the Fidelity Emerging Markets Value Focus Index℠. The Fidelity Emerging Markets Value Focus Index℠ is designed to reflect the performance of large and mid-cap stocks in emerging markets that have attractive valuation metrics. The universe of stocks for consideration in the index, which is intended to reflect the broader emerging markets equity market, consists of the largest emerging markets stocks based on float-adjusted market capitalization and certain liquidity and investability requirements. To determine whether a country qualifies as an emerging market, Fidelity uses both quantitative and qualitative inputs, including definitions provided by S&P Dow Jones Indices and certain other inputs that include, but are not limited to, development of the market and exchange, market capitalization and liquidity, GDP per capita and sovereign debt rating.”

C:

With regard to the last sentence, the Staff requests we explain supplementally how development of the market and exchange, market capitalization and liquidity, GDP per capita and sovereign debt rating can be used as determinants of whether a country is an emerging market country.

R:

Below is a brief explanation of how the characteristics discussed above may be used as determinants of whether a country is an emerging market country:

•

Development of the market and exchange – Emerging markets often have immature capital markets and underdeveloped exchanges. As a result, trading in these markets and on these exchanges can be more challenging and information about the companies trading on the venues may be unavailable or incomplete.

•

Market capitalization and liquidity – Emerging markets are often characterized as having much smaller market capitalizations compared to developed markets and higher liquidity costs, such as larger bid-ask spreads on securities.

•

GDP per capita – Emerging markets have lower-than-average GDP per capita and per capita income. Low per capita income and GDP are important criteria because they provide an indicator of future growth.

•

Sovereign debt rating – Emerging market debt (EMD) typically has lower sovereign debt ratings than development markets because of the increased economic and political risks - where most developed countries are either AAA or AA-rated, most EMD issuance is rated below investment grade.

14)

Fidelity SAI Emerging Markets Value Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide objective criteria for determining whether a country is an emerging market country.

R:

Fidelity Product Services LLC (FPS) is the entity responsible for creating the index methodology for the Fidelity Emerging Markets Value Focus Index. FPS, and not the fund, is responsible for determining the criteria for whether a country is an emerging market country.

15)

Fidelity SAI Emerging Markets Value Index Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a full description of the “Value” Investing risk in this section.

R:

The requested change will be made.

16)

Fidelity SAI Emerging Markets Value Index Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

“The Fidelity Emerging Markets Value Focus Index℠ is designed to reflect the performance of large and mid-cap stocks in emerging markets that have attractive valuation metrics. The universe of stocks for consideration in the index, which is intended to reflect the broader emerging market equity market, consists of the largest emerging markets stocks based on float-adjusted market capitalization and certain liquidity and investability requirements. To determine whether a country qualifies as an emerging market, Fidelity uses both quantitative and qualitative inputs, including definitions provided by S&P Dow Jones Indices and certain other inputs that include, but are not limited to, development of the market and exchange, market capitalization and liquidity, GDP per capita and sovereign debt rating.”

C:

The Staff requests we disclose in this section the specific criteria the fund uses to determine that an investment is tied economically to an emerging market country.

R:

In the disclosure excerpt above, the fund lists the quantitative and qualitative inputs used to determine whether a country qualifies as an emerging market.

17)

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we disclose the approximate number of index components for each index.

R:

The funds respectfully decline to accept this comment, noting that this information is disclosed on each fund’s website, which will be updated on a monthly basis.

18)

Fidelity SAI International Momentum Index Fund and Fidelity SAI International Quality Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Since each fund’s name includes the term “international,” the Staff requests we describe how each fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

R:

We understand that the Staff takes the position that the term “international” connotes diversification among investments in a number of different countries throughout the world, and while the term “international” does not trigger application of Rule 35d−1, the Staff would expect funds using “international” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR invests the fund’s assets in securities issued throughout the world and normally allocates the fund’s investments across different countries and regions, is consistent with the Staff’s position. The number of different countries represented by a fund’s holdings may vary from time to time. We believe the funds’ policies are consistent with the Staff’s current position on the term “international” as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.